BrainScanology Inc

Balance Sheet

As of December 31, 2022

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Chase Checking *6922	13,667.68
Chase Savings *8983	3,889.48
Total Bank Accounts	**$17,557.16**
Total Current Assets	**$17,557.16**
Fixed Assets	
Computers	0.00
Laptop (London Dr.)	0.00
Depreciation	-4,138.99
Original cost	4,138.99
Total Laptop (London Dr.)	**0.00**
Total Computers	**0.00**
Patent	22,460.20
Accumulated Amortization	-3,894.00
Total Patent	**18,566.20**
Total Fixed Assets	**$18,566.20**
TOTAL ASSETS	**$36,123.36**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
Chase Credit Card *1428	0.00
Total Credit Cards	**$0.00**
Other Current Liabilities	
Direct Deposit Payable	0.00
Loan Payable - South Africa Project	500.00
Loan Payable to David	5,000.00
Payroll Liabilities	0.00
CA PIT / SDI	0.00
CA SUI / ETT	0.00
Federal Taxes (941/944)	0.00
Federal Unemployment (940)	146.40
TX Unemployment Tax	0.00
Total Payroll Liabilities	**146.40**
Shareholder Loans	15,000.00
Total Other Current Liabilities	**$20,646.40**
Total Current Liabilities	**$20,646.40**

BrainScanology Inc

Balance Sheet

As of December 31, 2022

	TOTAL
Long-Term Liabilities	
Venture Capital	924,901.38
Total Long-Term Liabilities	**$924,901.38**
Total Liabilities	**$945,547.78**
Equity	
Common Stock	1,000.00
Dividends	0.00
David Dividends	-3,000.00
Harini Dividends	-2,943.21
Total Dividends	**-5,943.21**
Retained Earnings	-508,909.02
Net Income	-395,572.19
Total Equity	**$ -909,424.42**
TOTAL LIABILITIES AND EQUITY	**$36,123.36**